Form 51–102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Auryn Resources Inc.
600 – 1199 West Hastings Street
Vancouver, BC, V6E 3T5
(the “Company” or “Auryn”)

Item 2	Date of Material Change

July 8, 2016

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Company and Homestake Resource Corporation (“Homestake”) on July 11, 2016 and distributed through Marketwired and filed on SEDAR with the securities commissions in British Columbia, Alberta and Ontario and is available at www.sedar.com.

Item 4	Summary of Material Change

On July 11, 2016, the Company and Homestake announced that they have entered into a definitive arrangement agreement (the “Arrangement”) on the terms previously disclosed in their joint news release issued on June 13, 2016. Under the Arrangement, Homestake shareholders will receive one (1) Auryn share for each seventeen (17) Homestake common shares held at the time of completion of the Arrangement.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Auryn and Homestake are pleased to announce that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which Auryn will acquire 100% of Homestake under a plan of arrangement (the “Arrangement”) on the terms previously disclosed in their joint news release issued on June 13, 2016. Under the Arrangement, Homestake shareholders will receive one Auryn common share for each seventeen (17) Homestake common shares held at the time of completion of the Arrangement.

Completion of the Arrangement is principally subject to (a) approval of at least 66⅔% of the votes of holders of common share cast at the annual and special meeting of Homestake shareholders to be held August 25, 2016 (the “Meeting”); (b) TSX Venture Exchange approval; (c) the Supreme Court of British Columbia approval, and other customary closing conditions. Full details of the Arrangement will be set out in the information circular of Homestake which Homestake expects to mail to its shareholders in respect of the Meeting within 20 days. Assuming all the requisite approvals are received, Auryn and Homestake expect to close the proposed Arrangement before the end of September 2016. Further details of the Arrangement are found in the June 13, 2016 news release.

 In addition, Auryn has entered into debt conversion agreements with certain creditors of Homestake, whereby at the closing of the Arrangement, Auryn will issue to the creditors common shares of Auryn at an issue price of $2.30 per Auryn common share in settlement of debt of Homestake in an aggregate amount $1,006,655.

 Directors and officers of Homestake, holding an aggregate of approximately 1.35% of the issued and outstanding Homestake common shares, have entered into voting and lock-up agreements in which they have agreed, among other things, that they will support the transaction and vote their Homestake shares in favour of the Arrangement.

 Copies of the Arrangement Agreement, support agreements, information circular and certain related documents will be filed with securities regulators and will be available on SEDAR at www.sedar.com in due course.

 This report includes certain statements that may be deemed “forward-looking statements”. All statements in this report, other than statements of historical facts, that address events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The principal factors that could cause actual results to differ materially from those in forward-looking statements in connection with this report include the uncertainty of North Country shareholders approvals, and the outcome of regulatory and judicial approvals. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the companies, investors should review the companies’ continuous disclosure filings that are available at www.sedar.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

Shawn Wallace, Chief Executive Officer Tel. No. 778-729-0600

Item 9	Date of Report

July 22, 2016